MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
February 13, 2009
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed November 10, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 10, 2008
File No.: 001-14471
Dear Mr. Rosenberg:
          We are responding to the Staff’s comment letter dated December 23, 2008, postmarked January 28, 2009, regarding the review of the above-referenced filings of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). Per our discussion with the Staff, we are responding within 10 business days of February 2, 2009, the date management of the Company received the comment letter. We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Form 10-K/A for the fiscal year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 77
1.	The sensitivity analyses around certain critical accounting estimates appear to depict hypothetical changes in estimates (e.g. a 10% change) and not reasonably likely changes. Please revise your sensitivity analyses for your critical

Securities and Exchange Commission
February 13, 2009

accounting estimates to depict reasonably likely changes in these estimates. If the changes depicted are reasonably likely changes, please disclose this fact and state how you determined these changes, e.g. historical changes in the estimates, industry trends, etc.
We provide a sensitivity analysis for the following critical accounting estimates:
■	Reserve for Sales Returns

■	Sales Discounts

■	Contract Chargebacks

■	Managed Care and Medicaid Rebates

■	Consumer Rebates and Loyalty Programs
          Please see our response relating to each of these accounting estimates below.
Reserve for Sales Returns
          We believe that the sensitivity analysis of a 10% change on our sales returns reserve is an appropriate analysis, based on other outcomes that we are reasonably likely to experience. The selection of the variance of 10% is supported by an analysis of our historical returns experience over the past year. This analysis included comparing actual returns to the respective estimated reserve that was reported for each period, as a result of which we concluded that the variance of plus or minus 10% between actual returns and the estimated reserve was a reasonable estimate of the reasonably likely outcomes. We will continue to evaluate the reasonableness of the percentages disclosed in our sensitivity analysis to corroborate that the percentage disclosed in our future filings represents the other outcomes we are reasonably likely to experience.
          Our response to the related paragraph, in disclosure format, as it would have appeared in our Form 10-K/A for the fiscal year ended December 31, 2007, is as follows (please note that the changes, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2008):
          Reserve for Sales Returns
     If the amount of our estimated quarterly returns increased by 10.0 percent, our restated sales returns reserve at December 31, 2007 would increase by approximately $4.7 million and corresponding revenue would decrease by the same amount. Conversely, if the amount of our estimated quarterly returns decreased by 10.0 percent, our restated sales returns reserve at December 31, 2007 would decrease by approximately $4.7 million and corresponding revenue would increase by the same amount. We consider the sensitivity analysis of a 10.0 percent variance between estimated and actual sales returns to be representative of the range of other outcomes that we are reasonably likely to experience in estimating our sales returns reserves.

Securities and Exchange Commission
February 13, 2009

Sales Discount; Contract Chargebacks; Managed Care and Medicaid Rebates
          We believe that any reasonably likely outcome related to these reserves would not be materially different than the estimated reserve. This is supported by the results of our sensitivity analysis documented in our Form 10-K/A for the fiscal period ended December 31, 2008. The documented results for each of the reserves are as follows:
■	Sales Discount — 10% decrease in the number of customers who earned a cash discount during 2007 would have resulted in a decrease to our reserve of approximately $0.1 million.

■	Contract Chargebacks — 10% change in contract chargeback claim activity would have impacted our chargeback reserve by approximately $0.1 million.

■	Managed Care and Medicaid Rebates — 10% change in forecasted prescription data used to estimate the appropriate amount of inventory in the distribution channel or 10% change in our historical percentage of sales that generated a rebate would have impacted our Managed Care and Medicaid Rebate reserve by approximately $0.5 million.
          As shown above, the calculation of the reasonably likely changes to these reserves would not have a material impact to the reserve balances recorded; therefore, we intend to remove the references to the sensitivity analysis for these three estimated reserves in our Annual Report on Form 10-K for the year ended December 31, 2008. We will continue to evaluate the materiality of the sensitivity to changes in these estimations. If significant, we will disclose a reasonably likely percentage change in our future filings.
Consumer Rebates and Loyalty Programs
          We believe that the 10% change estimate disclosed in our sensitivity analysis is appropriate based on other outcomes that we are reasonably likely to experience in our reserve for Consumer Rebates and Loyalty Programs. This assumption is supported by an analysis of our historical redemption percentages, as well as our historical redemption rates (dollars), for programs included in this reserve balance over the past year. As a result of that review, we concluded that a variance of plus or minus 10% in either the redemption percentage or redemption rate (dollars) was reasonably likely. We will continue to evaluate the reasonableness of the percentages disclosed in our sensitivity analysis to support the percentage disclosed in our future filings represent a reasonably likely change.
          Our response to the related paragraph, in disclosure format, as it would have appeared in our Form 10-K/A for the fiscal year ended December 31, 2007, is as follows (please note that the changes, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2008):

Securities and Exchange Commission
February 13, 2009

          Consumer Rebates and Loyalty Programs
     If our 2007 estimates of rebate redemption rates and average rebate amounts for our consumer rebate programs changed by 10.0 percent, and our estimates of eligible procedures completed related to our customer loyalty programs were to change by 10.0 percent, our reserve for these items would be impacted by approximately $4.5 million and corresponding revenue would be impacted by the same amount. We consider the sensitivity analysis of a 10.0 percent variance in our estimated rebate redemption rates and average rebate amounts to be representative of the range of other outcomes that we are reasonably likely to experience in estimating our reserve for consumer rebates and loyalty programs.
Items Deducted From Gross Revenue, page 78
2.	You state that currently you are unable to disclose your provision for sales returns by current sales and prior period sales. Please refer to your letter to us dated September 21, 2007 where in your response you expect to have a mechanism in place by December 31, 2007 to access supplemental inventory information at your major wholesalers that will further refine your estimation process. Please tell us and disclose when you will be able to determine this information given your inventory management agreements with the major wholesale pharmaceutical distributors and your new enterprise resource planning system. Please tell us and revise your disclosure to discuss how you are able to ensure that the wholesalers are properly managing the inventory channels and how your current sales return estimates are reasonable without knowing this information.
          As described in our letter to you dated September 21, 2007, we sell our products primarily to wholesalers. Those wholesalers resell their inventory of products primarily to pharmacies, hospitals and physicians, which may also maintain an inventory of product. The vast majority of our product returns activity relates to short-dated product. As we have disclosed in our previous filings, we accept product returns for certain of our short-dated product from the wholesaler or retailers six months prior to expiration or up to one year after expiration of the product. Retailers have the right to return short-dated product either directly to us or to the wholesaler, therefore it is usually not possible to match the product return with a particular shipment that we made to the wholesaler or the retailer. We can identify product returns by their particular lot number. Such lots are typically manufactured in bulk, and the product making up each lot may be sold over several months that could actually span several quarters depending on the expiration date of the product. In other words, units of the same product in the same lot may be sold months or even quarters apart. Furthermore, wholesale customers are not required to specify the original purchase date when they return products; therefore, it is not possible for us to specifically match product returns with sales made during a particular reporting period, though based on the lot number we can determine a range of dates in which product from a certain lot would have been shipped. We believe this tracking by lot, along with other internal and external data provides us with the ability to reasonably estimate our returns reserve, as described further below.

Securities and Exchange Commission
February 13, 2009

          As of December 31, 2007, we began receiving from our major wholesalers information about the quantities of our inventory they were holding. We analyzed the information obtained from the wholesalers for reasonableness by performing a roll-forward of the wholesaler inventory data from one period to the next (e.g., Q3 inventory balance plus shipments to wholesaler minus returns from wholesaler minus shipments from wholesaler to retailer) and investigated any significant or unusual discrepancies. Once all significant or unusual discrepancies are resolved, the inventory information is utilized to estimate our exposure of returns for product from wholesalers. Obtaining the inventory level information from our major wholesalers has allowed us to refine our estimation process and improve the accuracy of our return reserve estimates.
          The wholesaler inventory data discussed above also has improved our ability to compare wholesaler inventory levels to our short-term estimated product demand. As stated in our Form 10-K/A for the fiscal year ended December 31, 2007, we deferred the recognition of revenue and related cost of revenue for certain sales into the distribution channel that are in excess of eight weeks of projected demand. By deferring such revenue, we reduce our exposure to revenue adjustments related to unexpected product returns. In addition, we believe that we have the ability to make a reasonable estimate of the amount of future returns for any product in the wholesale channel with less than eight weeks estimated demand.
          As a result of the refinements to our estimation process discussed above, the ability to monitor inventory levels at wholesalers and our ability to track returns by lot number, we do not believe that our inability to identify whether product returns relate to current sales or prior period sales is significant to our ability to estimate the sales returns reserve. Accordingly, we intend to remove the reference to such in our Annual Report on Form 10-K for the year ended December 31, 2008. In addition, we plan to expand our disclosure to note that we monitor internal and external data in order to assess the reasonableness of information obtained from external sources.
          Our response, in disclosure format, as it would have appeared in our Form 10-K/A for the fiscal year ended December 31, 2007, is as follows (please note that any changes or additions, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2008):
          Items Deducted From Gross Revenue
     Provisions for estimated product returns, sales discounts, chargebacks, managed care and Medicaid rebates and consumer rebate and loyalty programs are established as a reduction of product sales revenues at the time such revenues are recognized. In addition, we defer revenue for certain sales into the distribution channel that are in excess of projected demand. These deductions from gross revenue are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves, including but not limited to, prescription data, industry trends, competitive developments and estimated inventory in the distribution channel. Our estimates of inventory in the distribution channel are based on inventory information reported to us by our major wholesale customers for which we

Securities and Exchange Commission
February 13, 2009

have inventory management agreements, historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from IMS Health, Inc. (IMS), one of the leading providers of prescription-based information. We regularly monitor internal data as well as external data from our wholesalers, in order to assess the reasonableness of the information obtained from external sources. We also utilize projected prescription demand for our products, as well as our internal information regarding our products. These deductions from gross revenue are generally reflected either as a direct reduction to accounts receivable through an allowance, as a reserve within current liabilities, as an addition to accrued expenses, or as deferred revenue within current liabilities.
[The following paragraph will be deleted][Currently, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or prior period, and therefore, we cannot currently specify how much of the provision recorded relates to sales made in prior periods. However, we believe the process discussed above is appropriate to allow us to reasonably estimate the level of product returns expected from current sales activities, as well as estimate the level of expected credits associated with rebates or chargebacks.]
     Our accounting policies for revenue recognition have a significant impact on our reported results and rely on certain estimates that require complex and subjective judgment on the part of our management. If the levels of product returns, inventory in the distribution channel, cash discounts, chargebacks, managed care and Medicaid rebates and consumer rebate and loyalty programs fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of gross product revenues, our reported net product revenues could be negatively affected.
Use of Information from External Sources, page 82
3.	You obtain information from external sources to estimate significant items deducted from your gross revenues. Please tell us and revise your disclosure to discuss any procedures you perform to validate the external information.
          As stated in our response to Comment #2 above, we perform a roll-forward of the wholesaler inventory data to assess the reasonableness of the information received from external sources. In addition, we evaluate internal and external data such as returns from retailers; sell through data from the wholesalers into the retail channel and prescription data obtained from IMS to assist us in validating the reasonableness of data received from third parties. Accordingly, we perform a roll-forward/reconciliation of our internal information that is subject to our system of internal control and the information obtained from third parties to validate the reasonableness of such external data. As documented in our response to Comment #2 above, we will add disclosure to our Form 10-K for the fiscal year ended December 31, 2008 to address our monitoring of internal and external data to assess the reasonableness of information obtained from external sources.

Securities and Exchange Commission
February 13, 2009

Definitive Proxy Statement on Schedule 14A filed April 8, 2008
Audit Matters, page 43
4.	Please tell us how you determined that the non-audit services performed by Ernst & Young regarding the pre-implementation review of your new enterprise resource planning system did not impair the independence of them as your auditor. Tell us how the Audit Committee concluded that the results of these services will not be subject to audit procedures during the audit of your financial statements. Refer to Section (c)(4)(ii) of Rule 2.01 of Regulation S-X.
          During fiscal year 2007, the Company completed the majority of its implementation for a new Enterprise Resource Planning (ERP) system, SAP. The new ERP system went live on January 1, 2008. As part of the implementation, the Company engaged Clarkston Consulting to assist in the design and implementation of the system. In addition, PricewaterhouseCoopers was engaged to assist in the design and implementation of the system’s internal controls. As the project was reaching completion, the Company engaged Ernst & Young LLP (EY) to perform a limited scope review of the design of related application controls and security configurations and to review related process documentation for compliance with the provisions of Sarbanes-Oxley Section 404. EY was not directly involved in the design or implementation of the new ERP system and the results of its review were reported to management, which determined the appropriate actions relating to EY’s findings and recommendations. EY’s engagement was subjected to the Audit Committee’s pre-approval policies and procedures as discussed below.
          As part of the Audit Committee’s pre-approval policies and procedures, it specifically approved all audit and non-audit services performed by EY and determined that the rendering of any non-audit services, including the pre-implementation review of the Company’s new ERP system, was compatible with maintaining EY’s independence. The Audit Committee approved all non-audit services prior to such services being provided by EY. In accordance with the Audit Committee Charter, the Audit Committee reviewed, as part of its annual review, the independence of EY. In conducting its review, the Audit Committee discussed with EY its independence from the Company, obtained and reviewed a written statement prepared by EY describing all relationships between it and the Company, consistent with Independence Standards Board Standard No. 1, considered the impact that any reported relationships or services may have on the objectivity and independence of EY and considered whether EY’s provision of any non-audit services to the Company was compatible with maintaining EY’s independence. Based on this review and the facts discussed above, the Audit Committee determined that the independence of EY was not impaired.
Form 10-Q for the quarterly period ended September 30, 2008
Item 4. Controls and Procedures. page 55
5.	It appears that you have not disclosed the conclusion of your Principal Executive Officer and Principal Financial Officer regarding the effectiveness of your disclosure controls and procedures as of end of the period covered

Securities and Exchange Commission
February 13, 2009

by the report as required Item 307 of Regulation S-K. This comment also applies to your Forms 10-Q/A for the quarterly periods ended March 31, 2008 and June 30, 2008. Please revise your filings to provide this disclosure.
          The Company acknowledges the Staff’s comment. We respectfully submit, however, that the required language is contained elsewhere in each of the noted filings.
■	In the Form 10-Q for the quarterly period ended September 30, 2008, in the last paragraph on page 59 in the Risk Factors section, the Company states, “As a result of this material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2007 and the date of the date of this filing.”

■	In both the Form 10-Q/A for the quarterly period ended March 31, 2008 and the Form 10-Q/A for the quarterly period ended June 30, 2008, beginning on the last line of page 2 under the Explanatory Note, the Company states, “Solely as a result of this material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2007 and the date of this report.”

■	We also note that the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007, which was filed at the same time as the above-referenced Form 10-Q and Forms 10-Q/A, includes the disclosure required by Item 307 of Regulation S-K under Item 9A. The Current Report on Form 8-K/A filed in conjunction with the above referenced filings also notes that management has modified its previous assessments of the Company’s disclosure controls and procedures and directs investors to the Company’s filings for that modified assessment.
          We respectfully request that we not be required to amend our filings in light of the fact that the required disclosure is contained elsewhere in each of the documents. The Company respectfully submits that the risk of investor confusion may outweigh the benefit to investors by amendment of the Form 10-Q and two Forms 10-Q/A in this particular instance. We commit that future filings will reflect the Staff’s comment.
* * * *
          In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any

Securities and Exchange Commission
February 13, 2009

proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer